27 February 2025

HALEON


parodontax







2024 Full year results

Twelve months ended 31 December 2024 (unaudited)

Another year of strong strategic delivery and financial performance

Adjusted results[2]			Reported results		
Twelve months ended 31 December	**2024**	**vs 2023**		**2024**	**vs 2023**
Organic revenue growth		**5.0%**	**Revenue**	**£11,233m**	**(0.6)%**
North America		1.1%[3]			
EMEA and LatAm		7.9%[3]			
APAC		6.0%[3]			
Adjusted operating profit	**£2,500m**	**9.8%[3]**	**Operating profit**	**£2,206m**	**10.5%**
Adjusted operating profit margin	**22.3%**	**100 bps[3]**	**Operating profit margin**	**19.6%**	**190 bps**
Adjusted diluted earnings per share	17.9p	3.5%	Diluted earnings per share	15.7p	38.9%
Free cash flow	£1,944m	£369m	Net cash flow from operating activities	£2,301m	£201m
Net debt/Adjusted EBITDA	2.8x				

2024 financial highlights:

Strong organic revenue growth

- Organic revenue[2] growth +5.0% with +3.7% price and +1.3% volume/mix with +6.8% organic growth in the fourth quarter; (FY 24 reported revenue: (0.6)%)
- Power Brands +6.3% organic growth led by *Sensodyne* and *Centrum*
- 71% of business gained or maintained market share[4]

Achieved high-single digit organic profit growth while investing in the business

- Organic operating profit[2] increased 9.8% driven by gross margin expansion and productivity savings, enabling strong increases in brand investment in A&P and R&D; (FY 24 reported operating profit: +10.5%)
- Adjusted operating profit margin[2] 22.3%, up 100bps organically with translational foreign exchange (FX) impact of (60)bps and M&A[5] of (70)bps
- Adjusted diluted EPS 17.9p, up 3.5%

Strong cash flow reduced leverage and supported attractive shareholder returns

- Strong free cash flow performance up £369m to £1.9bn
- Net debt at 31 December 2024 of £7,907m, with 2.8x net debt/adjusted EBITDA
- Proposed 10% increase in total full year dividend, increasing payout ratio to 37% (2023: 35%); with final dividend of 4.6p per ordinary share

Confident growth outlook for 2025 and the medium term

- Organic revenue growth expected to be 4-6%
- Organic operating profit growth expected to be ahead of organic revenue growth
- Announcing £500m allocation to share buybacks in 2025

Brian McNamara, Chief Executive Officer, said:

"I am pleased with our performance in 2024 and the progress we are making to build Haleon into an agile, competitive and consumer-focused organisation. We are delivering against our growth plans, achieving 5.0% organic revenue growth for the year with organic profit growth ahead of this at 9.8%. Importantly, 71% of our business gained or maintained share in the year, demonstrating the strength and appeal our brands continue to have with consumers around the world.

We continued to generate strong cash flow, with net debt leverage now standing at 2.8x, and returned over £1 billion to shareholders in 2024 through dividend payments and our first ever share buyback programme. We reinvested some of the proceeds from our divestments into our China Joint Venture, an important milestone in a key strategic market where we now have an 88% stake with an option to acquire full ownership in 2025.

Looking ahead, we are well positioned to drive organic revenue growth within our medium-term guidance range, with strong organic profit growth in 2025."

Footnotes can be found on page 3



2025 outlook

For FY 2025 the Company expects:

- Organic revenue growth of 4-6%
- Organic operating profit growth ahead of organic revenue growth
    - Organic revenue growth and organic operating profit growth are expected to be weighted towards the second half of the year
- Divestments expected to impact 2025 revenue and adjusted operating profit growth by c.(2.0)% and c.(5.5)% respectively
- Net interest c.£270m; Adj. effective tax rate c.24%; Non-controlling interest charge c.£15m
- £500m allocated to share buybacks in 2025

Foreign exchange

The Company expects a foreign exchange translation headwind of approximately 1.0% and 2.5% to negatively impact net revenue and adjusted operating profit. This is based on current Bloomberg forward consensus rates averaged over 2025[6].

Medium term guidance

Over the medium term the Company expects

- Annual organic revenue growth of 4-6%
- Organic operating profit growth ahead of organic revenue growth
- Net debt/adjusted EBITDA of around 2.5x
- Dividend to grow at least in line with adjusted earnings

Strong execution and financial discipline

We are continuing to take advantage of opportunities to evolve at speed across productivity, growth and optimisation of our portfolio.

- ***Increasing agility and productivity across the business****:* We continue to optimise existing processes and structures to become more agile. Our productivity programme is on track to deliver annualised gross cost savings of c.£300m. Around half of this benefit was delivered in 2024 with the remainder due in 2025. These savings are expected to be partly reinvested in driving growth through increased brand investment and R&D, alongside building future capabilities in digital and data.

  Our productivity programme continues to deliver a strong payback, with restructuring costs of c.£150m in each of 2023 and 2024 (consistent with prior guidance). In 2025, we expect to incur restructuring charges of c.£20m, related to the proposed closure of the Maidenhead facility that we expect to deliver further incremental savings once completed.

- ***Growth and portfolio***: We remain proactive in managing our portfolio and focused on being rigorous and disciplined where we see opportunities to enhance growth and shareholder value through bolt-on acquisitions and divestments. Consistent with this, in 2024 we completed the sale of *ChapStick* and the Nicotine Replacement Therapy (NRT) business outside the US which raised c.£0.8bn in combined proceeds. Selling these brands allows us to accelerate growth, simplify our business, de-lever more quickly and provide capacity to reinvest capital into growth-enhancing opportunities. At the end of 2024, we completed the acquisition of an additional 33% stake in our China OTC JV, taking Haleon's participation to 88% with an option to acquire full ownership in 2025.



These initiatives will provide us the capacity to invest and fuel our confidence in delivering on our 2025 and medium term guidance.

Capital allocation

As previously stated, our medium term guidance for optimal leverage is around 2.5x net debt/adjusted EBITDA. We believe this is the right level to enable the business to appropriately balance our capital allocation priorities of continued investment for growth, optionality for M&A, providing attractive shareholder returns and sustaining a strong investment grade credit balance sheet.

We made further progress during 2024 towards meeting our 2.5x medium term target. Overall strong cash generation combined with c.£0.8bn raised from non-core asset disposals supported further deleveraging, with net debt/adjusted EBITDA reaching 2.8x at end of 2024 (2023: 3.0x). Significant uses of cash included £500m allocated to share buybacks, with c.85% of these shares bought back from Pfizer Inc., and RMB 4,465m (c.£0.5bn) to increase our participation in the China OTC JV to 88% as noted above.

Separately, during the year, Haleon repaid the $700m bond that was due in March 2024. In addition, we raised c.£900m in bonds at attractive rates with strong demand. The proceeds will be used towards re-financing the $1.75bn bond which matures in March 2025.

Consistent with this approach and our confidence in the strength of cash generation, we have today announced that we expect to allocate £500m of capital to share buybacks in 2025.

Dividend

Reflecting the strength of free cash flow generation during the year, alongside strong organic profit growth, the Board is proposing a 2024 total dividend of 6.6p per ordinary share which represents a payout ratio of approximately 37% of 2024 adjusted earnings (2023: 35%). This includes a final dividend of 4.6p per ordinary share.

Subject to shareholder approval, the final dividend will be paid on 5 June 2025 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 25 April 2025 (the record date). The ex-dividend date for ordinary shares is 24 April 2025 and for US American Depositary Shares (ADS) is 25 April 2025. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline is 15 May 2025. The DRIP is provided by Equiniti Financial Services Limited, more information is available at www.shareview.co.uk/info/drip.

Notes and forward looking statements

1. The commentary in this announcement contains forward-looking statements and should be read in conjunction with the cautionary note on page 19.
2. Reported revenue is calculated at the average rate for the period. Organic revenue is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between Reported and Organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Organic revenue growth, Organic operating profit growth, Adjusted operating profit, Adjusted operating profit margin, Adjusted diluted earnings per share and Free cash flow are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 19 to 27.
3. On an organic basis
4. Market share statements throughout this report are estimates based on the Group's analysis of third party market data of revenue for FY 2024 including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon's total revenue).
5. Net M&A including the impact of MSAs
6. As of 24 February 2025



Presentation for analysts and shareholders

A recorded results presentation by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer, will be available shortly after 7am GMT (8am CET) on 27 February 2025 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9am GMT (10am CET).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:	+44 (0) 800 358 1035
US:	+1 855 979 6654
All other:	+44 (0) 203 936 2999
Passcode:	309530

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial timetable

Ex-dividend date – Ordinary shares	24 April 2025
Ex dividend date – ADS	25 April 2025
Final dividend record date	25 April 2025
Q1 2025 Trading Statement	30 April 2025
Capital Markets Day (London)	1 May 2025
DRIP election deadline	15 May 2025
2025 Annual General Meeting	28 May 2025
Final dividend payment date	5 June 2025
HY 2025 Results	31 July 2025
Q3 2025 Trading Statement	30 October 2025

Enquiries

Investors
Jo Russell +44 7787 392441
Rakesh Patel +44 7552 484646
Emma White +44 7823 523562
Email: investor-relations@haleon.com

Media
Zoë Bird +44 7736 746167
Victoria Durman +44 7894 505730
Email: corporate.media@haleon.com

About Haleon plc
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health and Digestive Health and Other. Its longstanding brands - such as *Advil*, *Sensodyne*, *Panadol*, *Voltaren*, *Theraflu*, *Otrivin*, *Polident*, *parodontax* and *Centrum* - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com



Guiding strategy

Haleon is led by its purpose to deliver better everyday health with humanity.

A clear approach to deliver on our growth ambitions is built on a world class portfolio of category-leading brands in a growing sector across an attractive geographic footprint. This leverages Haleon's competitive capabilities of combining deep human understanding with trusted science, along with strength in brand building and innovation, leading route to market and digital capabilities.

Haleon aims to outperform through a focus on increasing household penetration and capitalising on new and emerging growth opportunities across channels and geographies, underpinned by a strong focus on execution and financial discipline to improve profitability and sustain reinvestment in growth. Critically, running a responsible business, which is integral to all that we do, allows Haleon to reduce risk and support performance.

Taken together, this is expected to drive 4-6% annual organic revenue growth over the medium term with organic operating profit growth ahead of this, whilst supporting our investment for growth, delivering consistent high cash conversion and maintaining a focus on our clear and disciplined capital allocation policy.

Business review - Delivering strong growth

The strength of Haleon's portfolio operating in an attractive sector combined with strong execution resulted in 5.0% organic revenue growth during the year, with growth of Power Brands ahead of this at 6.3%. The Group's emerging markets, which accounted for approximately 35% of revenues, delivered organic revenue growth of 10.8%, including strong double digit performance in India. Developed markets, which account for 65% of 2024 revenue, saw 2.1% organic revenue growth.

Haleon advertising and promotional spend (A&P) was up 10.2% at constant currency to 19.2% of sales. A&P spend focused investment on key growth areas, including Oral Health and Vitamins, Minerals and Supplements, and key growth markets including India and China as well as the US, our largest market. This increased spend also underpinned the strong market share performance, with 71% of the business gaining or maintaining share.

Category review

Revenue by product category for the twelve months ended 31 December:

	Revenue (£m)		Revenue change (%)			
	2024	**2023**	**Organic**[1]	**FX impact**	**Net M&A impact**	**Reported**
Oral Health	3,312	3,136	9.6%	(4.0)%	–	5.6%
VMS	1,696	1,640	7.6%	(4.2)%	–	3.4%
Pain Relief	2,564	2,652	0.1%	(3.4)%	–	(3.3)%
Respiratory Health	1,677	1,736	0.9%	(4.3)%	–	(3.4)%
Digestive Health and Other	1,984	2,138	5.5%	(2.9)%	(9.8)%	(7.2)%
Group revenue	**11,233**	**11,302**	**5.0%**	**(3.7)%**	**(1.9)%**	**(0.6)%**

1. Definitions and calculations of non-IFRS measures can be found on pages 19 to 27



All commentary below refers to organic revenue growth unless otherwise stated.

Oral Health (29% of 2024 revenue)

In 2024, Oral Health revenue increased 5.6% to £3.3bn with organic revenue growth of 9.6%. In Q4, organic revenue increased 10.6%. Over the course of the year, Haleon continued to see market share gains supported by innovation and geographic expansion combined with strong in-market execution. Across *Sensodyne*, where organic revenue grew double digit, we benefited from the continued rollout of *Sensodyne Clinical White*, which is scientifically proven through clinical studies to whiten teeth by two shades without worsening or causing sensitivity. *Clinical White* has now been launched in over 10 markets including the US, UK and France. This innovation has received strong consumer uptake, attracting a younger audience to the brand and was the number one US Oral Health market launch in 2024.

During the year, Haleon continued to see strong momentum building across its gum health portfolio with the launch of *parodontax Gum Strengthen & Protect* with hyaluronic acid: this multi-format range across both toothpaste and mouthwash has expanded the brand into the key untapped gum need-state of proactive gum care. The product has been rolled out across several markets in EMEA seeing strong performance.

Denture Care continued to see success from previous launches such as *Polident Max Hold Plus,* which we launched in 2022, and is now available in over 40 markets. This was complemented by the launch of *Poligrip Utimate 'All in One'* in Southern Europe and Central Eastern Europe, delivering across key needs and features our Ultimate Biting Power Technology, with new clinical studies supporting strong consumer feedback.

VMS (15% of 2024 revenue)

In Vitamins, Minerals and Supplements, 2024 revenues increased 3.4% to £1.7bn with organic growth of 7.6% including 8.2% organic growth in Q4 2024. 2024 organic growth was driven by strength in *Centrum* which grew high-single digit benefitting from strong brand building and activation of its trusted science credentials including cognitive function claims for *Centrum Silver.* In India, *Centrum* continues to hold the number one multivitamin brand share on Amazon with the product now being distributed in bricks and mortar. Encouraging performance has been supported by strong commercial campaigns showcasing health professional advocacy particularly for joint pain. We also expanded the portfolio of *Centrum Daily Kits* in China - a range of daily nutrition packs with benefits tailored to life stages, developed for the needs of Asian consumers.

To address increased accessibility, we launched *Centrum Essencial* in Brazil at the end of 2023, a multivitamin offering at a lower price point, and in 2024 we launched *Centrum single sachets* focused on energy and immunity. These initiatives are driving access among low-income consumer groups in Brazil, with around half of consumers of these products in Brazil being new to the category.

Caltrate grew double digit, ahead of the market, driven by education and the successful "Bone Up China" programme. This centres around the treatment and prevention of osteoporosis, leveraging its distinctive go to market model and securing the brand's position as the number one Calcium brand globally and increasing penetration in China. In addition, performance was aided by a competitor being out of stock.

Emergen-C sales grew low-single digit, impacted by the softer cold and flu season in H2 2024. Consumption, however, continues to outpace the market driven by price and new format innovation



including the launch of *Emergen-C Crystals Immune+*, a new formula with vitamin D which is contributing to category share growth.

Pain Relief (23% of 2024 revenue)

In Pain Relief, revenue declined 3.3% with broadly flat organic growth of 0.1% resulting in £2.6bn of revenue. In Q4 2024, organic revenue increased 7.4%. As expected, 2024 performance reflected tough comparatives from H1 2023 due to strong demand for *Fenbid* in China, following the lifting of COVID-19 related restrictions, and *Advil* in Canada.

In 2024, *Panadol* declined low-single digit with performance improving towards the end of the year, after passing a difficult comparative in Middle East & Africa. In November, we launched *Panadol Dual Action,* a paracetamol and ibuprofen combination product, in five markets and initial feedback has been encouraging. We expect to further roll out this product globally over the coming years.

Advil revenue slightly declined impacted by change in inventory levels at certain retail outlets. During the year, we launched *Advil Targeted Relief* in the US, the first topical pain relief product from *Advil.* In September 2024, *Advil Dual Action* became the first product to earn the American Dental Association's Seal of Acceptance in a new category for short-term pain relief which helped to underpin performance.

Mid-single digit revenue growth in *Voltaren* was supported by strong double digit performances in China and Central & Eastern Europe. During the year we further expanded our penetration of 24 hour medicated patches with launches in France, Romania, Poland and Belgium. Beyond this, we repositioned *Voltaren 1% Sport* across Central & Eastern Europe, which is designed to cater to the needs of a younger demographic with a superiority claim of "50% faster recovery from injury."

Respiratory Health (15% of 2024 revenue)

Respiratory Health revenue declined 3.4% to £1.7bn with organic revenue growth of 0.9% and (1.3)% in the fourth quarter. 2024 growth was muted compared to recent years. This reflected a combination of lapping strong cold and flu comparatives arising from significantly elevated *Contac* demand in China in Q1 2023 from the lifting of COVID-19 related restrictions, and a softer cold and flu season in H2 2024, particularly in the US.

Performance was supported by mid-single digit growth in *Otrivin,* underpinned by strong execution from the launch of *Otrivin Nasal Mist*, which delivers improved consumer experience. This was further rolled out to a number of European markets including the Nordics underpinning market share gains.

Theraflu continued to outpace the market, growing mid-single digit. In the US, we launched *Theraflu-D Flu Relief Max Strength Syrups* in the US with the powerful oral nasal decongestant, pseudoephedrine. This was an accelerated launch, in line with the US FDA Advisory Committee's proposal to remove oral phenylephrine (PE) from its approved list of ingredients for cough and cold medicines. Allergy revenues were flat on an organic basis reflecting a soft season.



Digestive Health and Other (18% of 2024 revenue)

Digestive Health and Other revenue declined 7.2% to £2.0bn which included a (9.8)% impact from net M&A and (2.9)% from foreign exchange movements. For the year, organic revenue increased 5.5% and Q4 24 organic revenue increased 6.6%. In 2024, Digestive Health delivered mid-single digit organic growth which was underpinned by strength in *Tums* and *ENO* driven by innovation including *Tums Chewy Bites* and *ENO Chewy Bites.* Elsewhere, *Nexium* declined as a result of weak market conditions in the Proton Pump Inhibitor (PPI) category*.* In Skin Health, double digit growth in *Bactroban* in China was a key growth driver helped by activation and a new acne focused innovation. Towards the end of the year, we commercialised *Eroxon* in the US, the first FDA-approved topical erectile dysfunction (ED) treatment for OTC use. This launch is a new brand in a new category, therefore we expect it will take time to build consumer awareness and education. Smoking Cessation grew low-single digit.

Regional review

Performance by geographical segment for the twelve months ended 31 December:

	Revenue (£m)		Revenue change (%)					
	2024	**2023**	**Reported**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**	**FX impact**	**Net M&A impact**
North America	4,042	4,195	(3.6)%	1.1%	2.3%	(1.2)%	(2.8)%	(1.9)%
EMEA and LatAm	4,631	4,545	1.9%	7.9%	5.9%	2.0%	(3.8)%	(2.2)%
APAC	2,560	2,562	(0.1)%	6.0%	1.9%	4.1%	(4.9)%	(1.2)%
Group	**11,233**	**11,302**	**(0.6)%**	**5.0%**	**3.7%**	**1.3%**	**(3.7)%**	**(1.9)%**

Adjusted operating profit by geographical segment for the twelve months ended 31 December:

	Adjusted operating profit (£m)		YoY change	YoY organic change[1]	FX impact	Net M&A impact
	2024	**2023**	**2024**			
Group operating profit	2,206	1,996	10.5%	26.1%	(7.9)%	(7.7)%
Reconciling items between adjusted operating profit and operating profit[2]	294	553	(46.8)%			
Group Adjusted operating profit[1]	2,500	2,549	(1.9)%	9.8%	(6.5)%	(5.2)%
North America	1,000	1,107	(9.7)%	(2.1)%	(3.4)%	(4.2)%
EMEA and LatAm	1,054	1,010	4.4%	20.2%	(9.0)%	(6.8)%
APAC	539	541	(0.4)%	12.6%	(9.1)%	(3.9)%
Corporate and other unallocated	(93)	(109)	14.7%	2.7%	10.1%	1.9%
Group Adjusted operating profit[1]	2,500	2,549	(1.9)%	9.8%	(6.5)%	(5.2)%



Adjusted operating profit margin by geographical segment for the twelve months ended 31 December:

	Adjusted operating profit margin (%)		YoY change	YoY Organic change	FX impact	Net M&A impact
	2024	**2023**	**2024**			
North America	24.7%	26.4%	(170)bps	(80)bps	(20)bps	(70)bps
EMEA and LatAm	22.8%	22.2%	60bps	240bps	(100)bps	(80)bps
APAC	21.1%	21.1%	-	130bps	(80)bps	(50)bps
Group[1]	22.3%	22.6%	(30)bps	100bps	(60)bps	(70)bps

1. Definitions and calculations of non-IFRS measures can be found on pages 19 to 27
2. Reconciling items for these purposes are the Adjusting Items, which are defined under "*Use of Non-IFRS Measures*". A reconciliation between Operating profit and Adjusted operating profit is included under "*Use of Non-IFRS Measures*".

All commentary below refers to organic revenue growth unless otherwise stated.

North America: (36% of 2024 revenue)

2024 organic revenue growth was +1.1% with +2.3% price and (1.2)% volume/mix. For Q4, organic revenue growth was +2.4% with +0.5% price and +1.9% volume/mix.

- Strong *Sensodyne* growth underpinned by *Sensodyne Clinical White*
- Mid-single digit VMS growth driven by strength in *Centrum* supported by *Centrum Silver* following the activation of cognitive function claims. In addition, there was a strong performance in Canada which benefitted from a competitor being out of stock.
- Slight decline in Pain Relief with *Voltaren* up mid-single digit and *Advil* down low-single digit
- Respiratory Health declined high-single digit reflecting a softer cold and flu season in H2
- Digestive Health and Other grew low-single digit with strength in *Tums* and *Benefiber* partly offset by mid-single digit declines in both Skin Health and Smokers Health
- Towards the end of the year, we started to commercialise *Eroxon,* the first FDA approved topical erectile dysfunction (ED) treatment for OTC use in US. Whilst this is a new brand in a new category, we are continuing to invest in A&P to educate consumers on the treatment and drive momentum.

Adjusted operating profit declined 2.1% organically, driven by increased investment in A&P and R&D, along with the prior year including the benefit of a tax credit which did not repeat. Adjusted operating margin was 24.7% and declined 80bps on an organic basis.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm): (41% of 2024 revenue)

Organic revenue grew +7.9% with +5.9% price and +2.0% volume/mix. Latin America, Middle East & Africa and Central and Eastern Europe all saw strong double digit organic revenue growth which was primarily driven by price. Northern Europe and Germany were up mid-single digit whilst Southern Europe was flat. Q4 organic revenue growth was +9.8% with +5.5% price and +4.3% volume/mix.

- Oral Health was supported by double digit growth across all three Power Brands, *Sensodyne, parodontax* and *Polident/Poligrip*
- Strong growth in VMS was by led *Centrum*



- Pain Relief increased mid-single digit driven by mid-single digit growth in *Voltaren* and low-single digit growth in *Panadol* where growth was held back given strong consumption in Middle East and Africa in 2023
- Performance in Respiratory Health was led by strong sell-in for *Theraflu* in Central and Eastern Europe although consumption was impacted by a soft cold and flu season

Adjusted operating profit increased 20.2% organically, driven by productivity, operating leverage and a benefit of inventory revaluation in the first half. These positive drivers more than offset a strong increase in A&P. Adjusted operating profit margin was 22.8% and increased by 240bps organically.

Asia-Pacific (APAC): (23% of 2024 revenue)

Organic revenue growth in APAC was +6.0% with +1.9% price and +4.1% volume/mix. Performance was particularly strong in India, up double digit driven by successful in-market execution following the change in distribution in the prior year. China grew mid-single digit, with double digit growth in H2 after passing the tough *Fenbid/Contac* comparative in H1. South East Asia and Taiwan, and North Asia both grew mid-single digit, which offset a mid-single digit decline in Australia and New Zealand. Q4 organic revenue growth was +9.9% with +1.9% price and +8.0% volume/mix.

- Double digit growth in Oral Health underpinned by strong growth in *Sensodyne* and *parodontax*
- VMS grew high-single digit with *Centrum* up mid-single digit and *Caltrate* up double digit
- Strong Respiratory Health growth with strong demand for cold and flu products in the first half of the year, with softer performance in Q4.
- Pain Relief declined mid-single digit driven by decline in *Fenbid* due to tough comparatives following the easing of COVID-19 related restrictions in China in Q1 2023, with stronger growth in the second half of the year. *Panadol* declined mid-single digit due to softer market dynamics in Australia despite continued share gains.

Adjusted operating profit increased 12.6% organically. This was driven by positive operating leverage combined with operational efficiencies which more than offset a strong increase in A&P spend. Adjusted operating margin was 21.1% and increased 130bps organically.

Run a responsible business

Running a responsible business is a strategic imperative for Haleon, and our responsible business strategy is committed to making everyday health more inclusive, reducing our environmental impact, and operating with ethical and responsible standards of business conduct. Haleon's ESG performance continues to be externally recognised in ESG indices, improving its MSCI rating to an A. Additionally, for the second year in a row, Haleon was rated as one of Sustainalytics Top-Rated Companies.

Progressing against existing environmental targets

The vast majority of Haleon's source to sale Scope 3 carbon emissions are upstream in purchased goods and services, and we focused in 2024 on several capability building and engagement programmes with our suppliers and third party manufacturers to support their own decarbonisation efforts. We launched our Climate Training Programme, engaging over 350 priority suppliers to guide them in their decarbonisation efforts. We also announced a partnership with Johnson Controls International (JCI) to further accelerate



supply chain decarbonisation, through JCI's offering of training on decarbonisation of heat processes, desktop assessments, and decarbonisation recommendations for Haleon's suppliers and third party manufacturers.

We are also working to make our packaging more sustainable, targeting a 10% reduction in our use of virgin petroleum-based plastic by 2025 versus 2022. We achieved a 1% reduction in the 2024 reporting period (1 July 2023 – 30 June 2024) by continuing to scale up current initiatives and launch new virgin plastic reduction initiatives in the period, focusing on formats that account for the largest share of our plastic packaging. This included a further roll-out of *Centrum* and mouthwash bottles made with recycled plastic and the launch of toothpaste tube caps made using bioplastic in several markets in Europe. We are also utilising alternatives to plastic packaging: in the U.S., we launched *Flonase* in recyclable paper packaging, which uses fewer components and is easier to open than the previous plastic packaging. The innovation has been selected as a WorldStar Global Packaging Award 2025 Winner.

Opportunity to make a difference with health inclusivity

Haleon aims to empower 50 million people a year to be more included in opportunities for better everyday health by 2025 and has achieved this target one year ahead of plan, with over 50 million empowered in the 2024 reporting period (1 December 2023 – 30 November 2024).

Through select brand initiatives, we aim to tackle barriers to health inclusivity. We continued to scale *Theraflu's* 'Rest and Recover' programme, a multi-year initiative in the U.S. and Poland to champion the right for workers to take time off when they fall sick. We also expanded *Polident's* 'Smiles Can't Wait' programme from Thailand and Philippines to include Indonesia, with an aim to make dentures and denture care more accessible by providing treatment, education on how to care for your dentures and tackling stigma associated with tooth loss.

Summary of financial performance (unaudited)

Income statement summary

Twelve months ended 31 December	**2024 £m**	**2023 £m**	**% change**
Total revenue	**11,233**	**11,302**	**(0.6)**
Gross profit	**6,824**	**6,747**	**1.1**
Adjusted gross profit[1]	7,099	7,001	1.4
Operating profit	**2,206**	**1,996**	**10.5**
Adjusted operating profit[1]	2,500	2,549	(1.9)
Profit before tax	**1,910**	**1,628**	**17.3**
Adjusted profit before tax[1]	2,198	2,181	0.8
Profit after tax attributable to shareholders of the Group	**1,442**	**1,049**	**37.5**
Adjusted profit after tax attributable to shareholders of the Group[1]	1,638	1,607	1.9
Diluted earnings per share[2]			
Reported (p)	15.7	11.3	38.9
Adjusted[1] (p)	17.9	17.3	3.5

1. Definitions and calculations of non-IFRS measures can be found on pages 19 to 27.
2. Diluted earnings per share for the period ended 31 December 2024 has been calculated after adjusting the weighted average number of shares used in the basic calculation to assume the conversion of all potentially dilutive shares.



Revenue

Reported revenue declined 0.6% to £11,233m (2023: £11,302m). Adverse foreign exchange had a £421m impact on total revenue. This was largely driven by Sterling strengthening against the US Dollar, Euro, Chinese Renminbi and key emerging market currencies. The net impact of M&A (including MSAs) was £197m adverse, reflecting the disposals of *ChapStick* and Nicotine Replacement Therapy business outside the US. Revenue grew 5.0% organically for 2024.

Gross profit

Reported gross profit increased by 1.1% to £6,824m (2023: £6,747m) with gross margin up 100bps to 60.7%.

Adjusted gross profit increased by 1.4% at actual exchange rates and 8.1% organically to £7,099m (2023: £7,001m). Adjusted gross profit was driven by pricing, lower cost inflation, a number of supply chain initiatives as well as inventory revaluation in H1 2024. Adjusted gross profit margin increased 130bps at actual exchange rates and 190bps at constant currency and excluding the net impact of M&A to 63.2% (2023: 61.9%).

Operating profit

Reported operating profit increased by 10.5% to £2,206m (2023: £1,996m) and reported operating profit margin increased 190bps to 19.6% (2023: 17.7%).

Adjusted operating profit declined by 1.9% at actual exchange rates to £2,500m (2023: £2,549m) and increased 9.8% on an organic basis. Adjusted operating profit margin declined 30bps to 22.3% (2023: 22.6%). On an organic basis, adjusted operating margin increased 100bps, driven by operating leverage from revenue growth combined with ongoing efficiencies across the business.

For the year, A&P spend was up 6.5% on a reported basis, and up 10.2% at constant currency, representing 19.2% of revenue (2023: 17.9%). Adjusted R&D expenditure was £297m (2023: £297m), flat at actual exchange rates and up 2.7% at constant currency and excluding the net impact of M&A, with increased spend on scientific evidence generation including clinical studies to support new differentiating claims, partly offset by productivity savings.

Adjusting items within operating profit totalled £294m in 2024 (2023: £553m). This included the amortisation and impairment of intangible assets of £147m (2023: £224m) with £135m related to the impairment of *Nexium* from weaker market conditions in the Proton Pump Inhibitor (PPI) category. Restructuring costs totalled £214m (2023: £169m) and included £152m related to the productivity programme and £60m to the proposed Maidenhead site closure. Transaction related costs were £(1)m (2023: £2m). Separation and admission costs were £30m (2023: £120m). Disposals and other items amounted to £(96)m (2023: £38m) and included a £121m gain on disposal from the divestment of the NRT business outside the US.

Net finance costs

Net finance costs were £302m (2023: £368m). This reflected finance costs of £384m (2023: £402m). Finance income was £82m (2023: £34m) largely related to interest income from the €750m and £300m fixed notes raised in September 2024.



Tax charge

The statutory tax charge of £435m (2023: £517m) represented an effective tax rate on IFRS results of 22.8% (2023: 31.8%). The 2023 tax charge included a £155m non-cash debit related to intragroup transfers.

The tax charge on an Adjusted basis was £527m (2023: £512m) and the effective tax rate on an Adjusted results basis was 24.0% (2023: 23.5%).

Profit attributable to non-controlling interest

The Group's non-controlling interest, which largely relates to its OTC Joint Venture (JV) in China, fell to £33m (2023: £62m). This reflected a softer performance from the China JV in the first half given tough comparatives from the easing of lockdown restrictions relating to COVID-19 in 2023. In addition, the H2 2024 dividend was included in the purchase price consideration of the additional 33% equity stake in the OTC China JV, which closed at the end of 2024 for c.£0.5bn.

Profit after tax

Profit after tax attributable to shareholders of the Group was £1,442m (2023: £1,049m) and Adjusted profit after tax attributable to shareholders was £1,638m (2023: £1,607m), up 1.9% at actual exchange rates.

This resulted in diluted earnings per share of 15.7p (2023: 11.3p) and adjusted diluted earnings per share of 17.9p (2023: 17.3p). Apart from the movements described above, earnings per share was helped by a 1% reduction in the weighted average share count following the Group's purchase and subsequent cancellation of c.150.8m ordinary shares from the £500m allocated to share buybacks in 2024.

Free cash flow

For 2024, net cash flow from operating activities was £2,301m and free cash flow was £1,944m. Within this, gross capital expenditure was £318m with spend devoted to systems, processes and automation to drive sustainable growth.

Net debt

At 31 December 2024, the Group's net debt was £7,907m. Net debt is calculated as follows:

	As at 31 December 2024	**As at 31 December 2023**
	£m	**£m**
Cash and cash equivalents	2,250	1,044
Short-term borrowings	(1,487)	(656)
Long-term borrowings	(8,640)	(8,800)
Derivative financial assets	130	88
Derivative financial liabilities	(160)	(190)
Net debt	**(7,907)**	**(8,514)**

As of 31 December 2024, the Group's senior unsecured long-term credit rating was BBB+ from Standard and Poor's Global Ratings and Baa1 from Moody's.



CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2024 £m	2023 £m
Revenue	11,233	11,302
Cost of sales	(4,409)	(4,555)
Gross profit	**6,824**	**6,747**
Selling, general and administration	(4,452)	(4,413)
Research and development	(298)	(311)
Other operating income/(expense)	132	(27)
Operating profit	**2,206**	**1,996**
Finance income	82	34
Finance expense	(384)	(402)
Net finance costs	**(302)**	**(368)**
Net monetary gain arising from hyperinflationary economies[1]	6	—
Profit before tax	**1,910**	**1,628**
Income tax	(435)	(517)
Profit after tax for the year	**1,475**	**1,111**
Profit attributable to shareholders of the Group	1,442	1,049
Profit attributable to non-controlling interests	33	62
Basic earnings per share (pence)	15.8	11.4
Diluted earnings per share (pence)	15.7	11.3

[1] IAS 29 'Financial Reporting in Hyperinflationary Economies' has been applied effective 1 January 2024.



CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2024 £m	2023 £m
Profit after tax for the year	**1,475**	**1,111**
Other comprehensive (expenses)/income for the year		
Items that may be subsequently reclassified to income statement:		
Exchange movements on overseas net assets	(132)	(420)
Exchange movements on overseas net assets of non-controlling interests	(2)	(7)
Fair value movements on cash flow hedges	(1)	8
Reclassification of cash flow hedges to the income statement	(33)	(23)
Related tax on items that may be subsequently reclassified to the income statement[1]	8	4
Total	**(160)**	**(438)**
Items that will not be reclassified to income statement:		
Remeasurement gains on defined benefit plan	19	5
Related tax on items that will not be reclassified to the income statement	(7)	1
Total	**12**	**6**
Other comprehensive (expenses)/income, net of tax for the year	**(148)**	**(432)**
Total comprehensive income, net of tax for the year	**1,327**	**679**
Total comprehensive income for the year attributable to:		
Shareholders of the Group	1,296	624
Non-controlling interests	31	55

[1] Includes tax on fair value movements on cash flow hedges of £nil (2023: £(2)m), netted off by tax on reclassification of cash flow hedges to the income statement of £8m (2023: £6m).



CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER (unaudited)

	2024 £m	2023 £m
Non-current assets		
Property, plant and equipment	1,809	1,780
Right of use assets	112	122
Intangible assets	26,211	26,855
Other investments	82	—
Deferred tax assets	276	265
Post-employment benefit assets	36	36
Derivative financial instruments	—	65
Other non-current assets	71	114
Total non-current assets	28,597	29,237
Current assets		
Inventories	1,190	1,408
Trade and other receivables	2,055	1,856
Cash and cash equivalents	2,250	1,044
Derivative financial instruments	130	23
Current tax receivables	93	91
Asset held for sale	—	396
Total current assets	5,718	4,818
Total assets	34,315	34,055
Current liabilities		
Short-term borrowings	(1,487)	(656)
Trade and other payables	(3,705)	(3,526)
Other financial liability	(177)	—
Derivative financial instruments	(90)	(40)
Current tax payables	(235)	(288)
Short-term provisions	(118)	(130)
Total current liabilities	(5,812)	(4,640)
Non-current liabilities		
Long-term borrowings	(8,640)	(8,800)
Deferred tax liabilities	(3,353)	(3,487)
Post-employment benefit obligations	(131)	(157)
Derivative financial instruments	(70)	(150)
Long-term provisions	(57)	(39)
Other non-current liabilities	(28)	(53)
Total non-current liabilities	(12,279)	(12,686)
Total liabilities	(18,091)	(17,326)
Net assets	16,224	16,729
Equity		
Share capital	91	92
Other reserves	(11,197)	(10,960)
Retained earnings	27,272	27,474
Shareholders' equity	16,166	16,606
Non-controlling interests	58	123
Total equity	16,224	16,729



CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2024	**92**	**—**	**(10,960)**	**27,474**	**16,606**	**123**	**16,729**
Implementation of IAS 29 – Hyperinflation	—	—	—	9	9	—	9
At 1 January 2024 Restated	**92**	**—**	**(10,960)**	**27,483**	**16,615**	**123**	**16,738**
Profit after tax	—	—	—	1,442	1,442	33	1,475
Other comprehensive (expenses)/income	—	—	(158)	12	(146)	(2)	(148)
Total comprehensive (expenses)/income	**—**	**—**	**(158)**	**1,454**	**1,296**	**31**	**1,327**
Distributions to non-controlling interests	—	—	—	—	—	(79)	(79)
Dividends to equity shareholders	—	—	—	(570)	(570)	—	(570)
Share-based incentive plans	—	—	—	102	102	—	102
Tax on share-based incentive plans	—	—	—	2	2	—	2
Shares transferred to employees	—	—	41	(40)	1	—	1
Purchase of shares by employee benefit trusts	—	—	(5)	—	(5)	—	(5)
Purchase of treasury shares	—	—	(116)	—	(116)	—	(116)
Repurchase of ordinary shares and capital reduction	(1)	—	1	(503)	(503)	—	(503)
Purchase of non-controlling interests	—	—	—	(479)	(479)	(17)	(496)
Non-controlling interests purchase option	—	—	—	(177)	(177)	—	(177)
At 31 December 2024	**91**	**—**	**(11,197)**	**27,272**	**16,166**	**58**	**16,224**

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Shareholders' equity £m	Non-controlling interests £m	Total equity £m
At 1 January 2023	**92**	**—**	**(10,491)**	**26,730**	**16,331**	**126**	**16,457**
Profit after tax	—	—	—	1,049	1,049	62	1,111
Other comprehensive (expenses)/income	—	—	(431)	6	(425)	(7)	(432)
Total comprehensive (expenses)/income	**—**	**—**	**(431)**	**1,055**	**624**	**55**	**679**
Distributions to non-controlling interests	—	—	—	—	—	(58)	(58)
Dividends to equity shareholders	—	—	—	(388)	(388)	—	(388)
Share-based incentive plans	—	—	—	76	76	—	76
Tax on share-based incentive plans	—	—	—	1	1	—	1
Purchase of shares by employee benefit trust	—	—	(38)	—	(38)	—	(38)
At 31 December 2023	**92**	**—**	**(10,960)**	**27,474**	**16,606**	**123**	**16,729**



CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER (unaudited)

	2024 £m	2023 £m
Cash flows from operating activities		
Profit after tax	**1,475**	**1,111**
Taxation charge	435	517
Net finance costs	302	368
Depreciation of property, plant and equipment and right of use assets	225	201
Amortisation of intangible assets	99	108
Impairment and assets written off, net of reversals	192	200
(Gain)/Loss on sale of intangible assets, property, plant and equipment	(7)	12
Gain on sale of business	(121)	—
Share-based incentive plan expense	102	76
Other non-cash movements	(15)	(11)
Increase/(decrease) in pension and other provisions	1	70
Changes in working capital:		
Decrease/(increase) in inventories	216	(131)
(Increase)/decrease in trade receivables	(312)	38
Increase in trade payables	158	112
Net change in other receivables and payables	144	(126)
Taxation paid	(593)	(445)
Net cash inflow from operating activities	**2,301**	**2,100**
Cash flows from investing activities		
Purchase of property, plant and equipment	(250)	(234)
Purchase of intangible assets	(68)	(102)
Proceeds from sale of intangible assets	325	246
Purchase of business, net of cash acquired	—	(71)
Proceeds from sale of businesses	446	—
Interest received	75	27
Net cash inflow/(outflow) from investing activities	**528**	**(134)**
Cash flows from financing activities		
Payment of lease liabilities	(60)	(55)
Interest paid	(360)	(404)
Dividends paid to shareholders	(570)	(388)
Purchase of non-controlling interests	(488)	—
Distributions to non-controlling interests	(79)	(58)
Repayment of borrowings	(562)	(553)
Proceeds from borrowings	1,214	—
Purchase of shares by employee benefit trust	(5)	(38)
Purchase of treasury shares	(116)	—
Shares purchased for cancellation	(503)	—
Other financing cash flows	(8)	(72)
Net cash outflow from financing activities	**(1,537)**	**(1,568)**
Increase in cash and cash equivalents and bank overdrafts	**1,292**	**398**
Cash and cash equivalents and bank overdrafts at the beginning of the year	994	611
Exchange adjustments	(79)	(15)
Increase in cash and cash equivalents and bank overdrafts	1,292	398
Cash and cash equivalents and bank overdrafts at the end of the year	**2,207**	**994**
Cash and cash equivalents and bank overdrafts at the end of the year comprise:		
Cash and cash equivalents	2,250	1,044
Overdrafts	(43)	(50)
Cash and cash equivalents and bank overdrafts at the end of the year	**2,207**	**994**



Appendix

The unaudited financial information shown in this preliminary results announcement was approved by the Board on 25 February 2025. The financial information set out in the preliminary results announcement does not constitute the Group's statutory accounts for the financial years ended 31 December 2024 or 31 December 2023. The financial information for the year ended 31 December 2023 is derived from the Annual Report and Form 20-F 2023 which was published on 15 March 2024. The auditor's report on the 2023 accounts is included within the annual report; their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under s498(2) or (3) of the Companies Act 2006. The audit of the Group's statutory accounts for the year ended 31 December 2024 is not yet complete. These 2024 statutory accounts will be finalised on the basis of the financial information presented by the Board in this preliminary results announcement. The 2024 statutory accounts will be delivered to the UK Registrar of Companies in due course.

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 193 to 201 in Haleon's Annual Report and Form 20-F 2023. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.



Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Adjusted Results

Adjusted results comprise adjusted gross profit, adjusted gross profit margin, adjusted selling, general and administration (SG&A), adjusted research and development (R&D), adjusted other operating income/(expense), adjusted operating profit, adjusted operating profit margin, adjusted income tax, adjusted effective tax rate, adjusted profit attributable to shareholders, adjusted diluted earnings per share. Adjusted results exclude net amortisation and impairment of intangible assets, restructuring costs, transaction-related costs, separation and admission costs, and disposals and others, in each case net of the impact of taxes (where applicable) (collectively the adjusting items).

Management believes that adjusted results, when considered together with the Group's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group's performance to be more easily comparable.

Adjusting items

Adjusted results exclude the following items (net of the impact of taxes, where applicable):

Net amortisation and impairment of intangible assets

Net impairment of intangibles, impairment of goodwill and amortisation of acquired intangible assets, excluding computer software. These adjustments are made to reflect the performance of the business excluding the effect of acquisitions.

Restructuring costs

From time to time, the Group may undertake business restructuring programmes that are structural in nature and significant in scale. The cost associated with such programmes includes severance and other personnel costs, professional fees, impairments of assets, and other related items.

Transaction-related costs

Transaction-related accounting or other adjustments related to significant acquisitions including deal costs and other pre-acquisition costs, when there is certainty that an acquisition will complete. It also includes the costs of registering and issuing debt and equity securities and the effect of inventory revaluations on acquisitions.



Separation and admission costs

Costs incurred in relation to and in connection with separation, UK Admission registration of the Company's Ordinary Shares represented by the Company's American Depositary Shares (ADSs) under the Exchange Act and listing of ADSs on the NYSE (the US Listing). These costs are not directly attributable to the sale of the Group's products and specifically relate to the foregoing activities, affecting comparability of the Group's financial results in historical and future reporting periods.

Disposals and others

Includes gains and losses on disposals of assets, businesses and tax indemnities related to business combinations, legal settlement and judgements, the impact of changes in tax rates and tax laws on deferred tax assets and liabilities, retained or uninsured losses related to acts of terrorism, significant product recalls, natural disasters and other items. These gains and losses are not directly attributable to the sale of the Group's products and vary from period to period, which affects comparability of the Group's financial results. In addition, these gains and losses include net monetary gains or losses arising from hyperinflationary economies as this affects comparability of the Group's financial results. From period to period, the Group will also need to apply judgement if items of unique nature arise that are not specifically listed above.



The following tables set out a reconciliation between IFRS and adjusted results for the year ended 31 December 2024:

£m	Gross Profit 2024	Gross Profit 2023	Operating Profit 2024	Operating Profit 2023	Income tax 2024	Income tax 2023
IFRS Results	6,824	6,747	2,206	1,996	(435)	(517)
Net amortisation and impairment of intangible assets[1]	147	224	147	224	(35)	(53)
Restructuring costs[2]	123	26	214	169	(49)	(35)
Transaction related costs	—	—	(1)	2	1	—
Separation and admission costs[3]	1	4	30	120	(7)	(29)
Disposals and others[4]	4	—	(96)	38	(2)	122
Adjusted results	**7,099**	**7,001**	**2,500**	**2,549**	**(527)**	**(512)**

£m	Selling, general and administration 2024	Selling, general and administration 2023	Research and development 2024	Research and development 2023	Other operating income/ (expenses) 2024	Other operating income/ (expenses) 2023
IFRS Results	(4,452)	(4,413)	(298)	(311)	132	(27)
Net amortisation and impairment of intangible assets[1]	—	—	—	—	—	—
Restructuring costs[2]	90	129	1	14	—	—
Transaction related costs	—	2	—	—	(1)	—
Separation and admission costs[3]	29	116	—	—	—	—
Disposals and others[4]	31	6	—	—	(131)	32
Adjusted results	**(4,302)**	**(4,160)**	**(297)**	**(297)**	**—**	**5**

£m	Profit attributable to shareholders 2024	Profit attributable to shareholders 2023	Diluted earnings per share (pence) 2024	Diluted earnings per share (pence) 2023
IFRS Results	1,442	1,049	15.7	11.3
Net amortisation and impairment of intangible assets[1]	112	171	1.2	1.8
Restructuring costs[2]	165	134	1.8	1.4
Transaction related costs	—	2	—	—
Separation and admission costs[3]	23	91	0.3	1.1
Disposals and others[4]	(104)	160	(1.1)	1.7
Adjusted results	**1,638**	**1,607**	**17.9**	**17.3**

1. **Net amortisation and impairment of intangible assets**: includes £135m impairment charge on Nexium, impairment reversal of intangible assets of £(15)m (2023: £nil), and amortisation of intangible assets excluding computer software £24m (2023: £39m). Impairment reversal of intangible assets relates to the divestment of ChapStick on 31 May 2024.
2. **Restructuring costs:** includes amounts related to business transformation activities. In 2024, it includes £68m of non-cash costs.
3. **Separation and admission costs:** includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.
4. **Disposals and others:** In 2024, it includes £(121)m gain from disposal of Nicotine Replacement Therapy business outside the US.



Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

	2024	2023
Average rates:		
US$/£	1.28	1.24
Euro/£	1.18	1.15
CNY/£	9.19	8.81

Organic revenue growth and organic operating profit growth

Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites, and the impact of foreign currency exchange movements including changes in currency and price growth in excess of 26% in hyperinflationary economies from one period to the next. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

- Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

- Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.

- Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

- Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.



- Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue and operating profit attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

- **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

- **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth and reported operating profit growth to organic revenue growth and organic operating profit growth, respectively, for the periods presented.

	Geographical Segments			
2024 vs 2023 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**(3.6)**	**1.9**	**(0.1)**	**(0.6)**
Organic adjustments	1.9	2.2	1.2	1.9
Effect of exchange rates	2.8	3.8	4.9	3.7
Organic revenue growth	**1.1**	**7.9**	**6.0**	**5.0**
Price	2.3	5.9	1.9	3.7
Volume/Mix	(1.2)	2.0	4.1	1.3

	Geographical Segments				
2024 vs 2023 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	**10.5**
Adjusting items	—	—	—	—	(46.8)
Adjusted operating profit growth	**(9.7)**	**4.4**	**(0.4)**	**14.7**	**(1.9)**
Effect of exchange rates	3.4	9.0	9.1	(10.1)	6.5
Adjusted operating profit growth (CER)	**(6.3)**	**13.4**	**8.7**	**4.6**	**4.6**
Organic adjustments	4.2	6.8	3.9	(1.9)	5.2
Organic operating profit growth	**(2.1)**	**20.2**	**12.6**	**2.7**	**9.8**

	Geographical Segments			
2023 vs 2022 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**1.9**	**6.4**	**3.6**	**4.1**
Organic adjustments	—	0.2	—	0.1
Effect of exchange rates	0.8	6.0	5.4	3.8
Organic revenue growth	**2.7**	**12.6**	**9.0**	**8.0**
Price	3.6	12.8	2.7	7.0
Volume/Mix	(0.9)	(0.2)	6.3	1.0



	Geographical Segments				
2023 vs 2022 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Corporate and other unallocated**	**Total**
Operating profit growth	—	—	—	—	**9.4**
Adjusting items	—	—	—	—	(14.5)
Adjusted operating profit growth	**3.5**	**3.4**	**6.9**	**34.6**	**3.1**
Effect of exchange rates	1.2	9.2	10.9	(28.5)	7.3
Adjusted operating profit growth (CER)	**4.7**	**12.6**	**17.8**	**6.1**	**10.4**
Organic adjustments	0.1	0.8	(0.2)	—	0.4
Organic operating profit growth	**4.8**	**13.4**	**17.6**	**6.1**	**10.8**

	Market Categories					
2024 vs 2023 (%)	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health and Other**	**Total**
Revenue growth	**5.6**	**3.4**	**(3.3)**	**(3.4)**	**(7.2)**	**(0.6)**
Organic adjustments	—	—	—	—	9.8	1.9
Effect of exchange rates	4.0	4.2	3.4	4.3	2.9	3.7
Organic revenue growth	**9.6**	**7.6**	**0.1**	**0.9**	**5.5**	**5.0**

	Market Categories					
2023 vs 2022 (%)	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health and Other**	**Total**
Revenue growth	**6.1**	**(2.1)**	**4.0**	**9.9**	**2.0**	**4.1**
Organic adjustments	—	—	0.2	—	0.5	0.1
Effect of exchange rates	4.5	3.0	3.2	3.8	4.0	3.8
Organic revenue growth	**10.6**	**0.9**	**7.4**	**13.7**	**6.5**	**8.0**

	2024	**2023**
Gross profit growth	**1.1%**	**2.6%**
Adjusted gross profit growth	**1.4%**	**3.4%**
Effect of exchange rates	4.7%	3.9%
Adjusted gross profit growth (CER)	**6.1%**	**7.3%**
Organic adjustments	2.0%	0.1%
Organic gross profit growth	**8.1%**	**7.4%**
Adjusted gross profit margin	**63.2%**	**61.9%**

Adjusted EBITDA

Adjusted EBITDA is calculated as profit after tax excluding income tax, finance income, finance expense, adjusting items (as defined), depreciation of property, plant and equipment and right-of-use assets, amortisation of computer software, impairment of property, plant and equipment, right-of-use assets and computer software net of impairment reversals. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

Adjusted EBITDA eliminates differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense). As a result, we believe



that adjusted EBITDA provides useful information to understand and evaluate the Group's operating results.

The reconciliation between profit after tax for the year and adjusted EBITDA for the years ended 31 December 2024 and 31 December 2023 is provided below:

£m	2024	2023
Profit after tax	**1,475**	**1,111**
Add back: Income tax	435	517
Less: Finance income	(82)	(34)
Add back: Finance expense	384	402
Less: Net monetary gain arising from hyperinflationary economies	(6)	—
Operating profit	**2,206**	**1,996**
Net amortisation and impairment of intangible assets	147	224
Restructuring costs	214	169
Transaction-related costs	(1)	2
Separation and admission costs	30	120
Disposals and others	(96)	38
Adjusted operating profit	**2,500**	**2,549**
Add back: Depreciation of property, plant and equipment	160	152
Add back: Depreciation of rights of use assets	53	49
Add back: Amortisation of computer software	75	69
Add back: Impairment of property, plant and equipment, rights of use assets and computer software net of impairment reversals	17	12
Adjusted EBITDA	**2,805**	**2,831**

Free cash flow

Free cash flow is calculated as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid.

We believe free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group's strategic initiatives, including acquisitions. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

The reconciliation of net cash inflow from operating activities to free cash flow for the years ended 31 December 2024 and 31 December 2023 is provided below:

£m	2024	2023
Net cash inflow from operating activities	2,301	2,100
Purchase of property, plant and equipment	(250)	(234)
Purchase of intangible assets	(68)	(102)
Proceeds from sale of intangible assets	325	246
Distributions to non-controlling interests	(79)	(58)
Interest paid	(360)	(404)
Interest received	75	27
Free cash flow	**1,944**	**1,575**



Net debt

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

We analyse the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group's debt. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

The reconciliation of net debt to the different balance sheet items as at 31 December 2024 and 31 December 2023 is provided below.

£m	**2024**	**2023**
Short-term borrowings	(1,487)	(656)
Long-term borrowings	(8,640)	(8,800)
Derivative financial liabilities	(160)	(190)
Derivative financial assets	130	88
Cash and cash equivalents	2,250	1,044
Net debt	**(7,907)**	**(8,514)**